

Mail Stop 3561

November 3, 2016

Alexandru Curiliuc
President
Moveix Inc.
Strada Veronica Micle 15 bl.17 sc A et 1 apt 6
Suceava, Romania 720217

> **Re: Moveix Inc.**
> **Registration Statement on Form S-1**
> **Filed October 12, 2016**
> **File No. 333-214075**

Dear Mr. Curiliuc:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please disclose that you are a "shell company," as defined by Rule 405 under the Securities Act of 1933 or provide us with your analysis why you do not fit the definition of a "shell company."

Prospectus Cover Page

2. Please indicate on the cover page that there is no escrow account. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Summary of Prospectus, page 3

3. Please indicate in the summary your current cash on hand and your monthly burn rate. Please update with subsequent amendments, if necessary.

4. Please indicate in the Summary, as you have under "Description of Business," at page 16, that your main selling product will initially be the hoverboard or advise.

The Offering, page 4

5. We note the disclosure that the offering costs will be paid by your sole director, Mr. Alexandru Curiliuc, and that this is not structured as a loan. Please clarify if it is anticipated that the company will pay back Mr. Curiliuc the offering costs.

Risk Factors, page 4

6. Please revise to include risk factors specific to the types of electronic transportation vehicles you intend to resell and any risks related to selling your products around the world via your website platform.

Shares Offered by the Company, page 14

7. Please include the header, "Plan of Distribution" before this disclosure. We note you have included it in the table of contents.

Description of Business, page 16

8. We note your disclosure that you intend to "resell" electronic transportation from Chinese manufacturers. Please clarify what you mean by "reselling" the products. Please clarify if you are purchasing the products wholesale from manufacturers and then selling the products at retail to consumers or advise. Similarly clarify in the "Prospectus Summary," at 3, or advise.

Business Plan, page 16

9. We note your disclosure that you intend to create and design your own brand of hoverboards in your second year of operation. Please briefly expand to discuss the timeline and material steps involved to be able to create and design your own brand of hoverboards. Please also discuss any needed financing. If any needed financing is not currently available, please make that clear.

Financial Statements, page 24

10. Please provide updated financial statements pursuant to Rule 8-08 of Regulation S-X in your next amendment to Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or me at 202-551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure